# SEC Schedule 13G/A (Amendment No. 8) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EPR Properties, CIK 0001045450
CUSIP: 26884U307
Title of class of securities: 9.00% Series E Cumulative Convertible Preferred Shares, par value $0.01 per share
Address of issuer's principal executive offices: 909 WALNUT STREET, SUITE 200, KANSAS CITY, Missouri (MO), 64106
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000919574-25-004904
Filed by CIK 0001621802

## Reporting persons
- Infrastructure Capital Advisors, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I: type of reporting person: investment company (IV), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 221,407; sole dispositive power 0; shared dispositive power 221,407; aggregate amount beneficially owned 221,407 (6.43% of the class)
- Jay Hatfield: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- InfraCap Equity Income Fund ETF, a series of Series Portfolios Trust: type of reporting person: investment company (IV), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,045; sole dispositive power 0; shared dispositive power 1,045; aggregate amount beneficially owned 1,045 (0.03% of the class)

## Item 1. Issuer
Name of issuer: EPR Properties
Address of issuer's principal executive offices: 909 WALNUT STREET, SUITE 200, KANSAS CITY, MO, 64106

## Item 2. Person Filing
Name of person filing:
Infrastructure Capital Advisors, LLC
Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I
Jay Hatfield
InfraCap Equity Income Fund ETF, a series of Series Portfolios Trust
Address of principal business office or, if none, residence:
Infrastructure Capital Advisors, LLC
1325 AVENUE OF THE AMERICAS, 28TH FLOOR, NEW YORK, NY, 10019

Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I
1325 AVENUE OF THE AMERICAS, 28TH FLOOR, NEW YORK, NY, 10019

Jay Hatfield
1325 AVENUE OF THE AMERICAS, 28TH FLOOR, NEW YORK, NY, 10019

InfraCap Equity Income Fund ETF, a series of Series Portfolios Trust
1325 AVENUE OF THE AMERICAS, 28TH FLOOR, NEW YORK, NY, 10019
Citizenship:
Infrastructure Capital Advisors, LLC - New York
Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I - Delaware
Jay Hatfield - United States
InfraCap Equity Income Fund ETF, a series of Series Portfolios Trust - Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
Infrastructure Capital Advisors, LLC - 0
Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I - 221,407
Jay Hatfield - 0
InfraCap Equity Income Fund ETF, a series of Series Portfolios Trust - 1,045
Percent of class:
Infrastructure Capital Advisors, LLC - 0.0%
Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I - 6.43%
Jay Hatfield - 0.0%
InfraCap Equity Income Fund ETF, a series of Series Portfolios Trust - 0.03%
Sole power to vote or to direct the vote:
Infrastructure Capital Advisors, LLC - 0
Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I - 0
Jay Hatfield - 0
InfraCap Equity Income Fund ETF, a series of Series Portfolios Trust - 0
Shared power to vote or to direct the vote:
Infrastructure Capital Advisors, LLC - 0
Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I - 221,407
Jay Hatfield - 0
InfraCap Equity Income Fund ETF, a series of Series Portfolios Trust - 1,045
Sole power to dispose or to direct the disposition:
Infrastructure Capital Advisors, LLC - 0
Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I - 0
Jay Hatfield - 0
InfraCap Equity Income Fund ETF, a series of Series Portfolios Trust - 0
Shared power to dispose or to direct the disposition:
Infrastructure Capital Advisors, LLC - 0
Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I - 221,407
Jay Hatfield - 0
InfraCap Equity Income Fund ETF, a series of Series Portfolios Trust - 1,045

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the shares of the 9.00% Series E Cumulative Convertible Preferred Shares, par value $0.01 per share reported in this Schedule 13G are held in the accounts of Infrastructure Capital Advisors, LLC's clients, none of which, other than Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I, individually owns more than 5% of the 9.00% Series E Cumulative Convertible Preferred Shares, par value $0.01 per share.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Material to be Filed as Exhibit:

Exhibit A - Joint Filing Agreement

## Signatures
- Infrastructure Capital Advisors, LLC: By: /s/ Samuel Caffrey-Agoglia, Samuel Caffrey-Agoglia / General Counsel and Chief Compliance Officer (11/14/2025)
- Virtus InfraCap U.S. Preferred Stock ETF, a Series of ETFis Series Trust I: By: /s/ Samuel Caffrey-Agoglia, Samuel Caffrey-Agoglia / General Counsel and Chief Compliance Officer (11/14/2025)
- Jay Hatfield: By: /s/ Jay Hatfield, Jay Hatfield (11/14/2025)
- InfraCap Equity Income Fund ETF, a series of Series Portfolios Trust: By: /s/ Samuel Caffrey-Agoglia, Samuel Caffrey-Agoglia / General Counsel and Chief Compliance Officer (11/14/2025)